SEC FILE NUMBER 001-34746
CUSIP NUMBER 00438V103

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________
FORM 12b-25
 ______________________________
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I — REGISTRANT INFORMATION
Accretive Health, Inc.
Full Name of Registrant

 Former Name if Applicable

401 North Michigan Avenue, Suite 2700
Address of Principal Executive Office (Street and Number)

Chicago, IL 60611
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Accretive Health, Inc. (the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. The principal reason for this delay is the inability of the Company to prepare and file the Form 10-Q for the quarter ended March 31, 2015 until it completes and files its Annual Report on Form 10-K for the year ended December 31, 2014, including financial statements for the year ended December 31, 2014 (the “2014 Form 10-K”). The completion and filing of the 2014 Form 10-K has been delayed due to the time and effort required to complete the Company’s 2013 Annual Report on Form 10-K, which was filed on December 30, 2014 and included financial statements for the years ended December 31, 2013 and 2012 and restated financial statements for the year ended December 31, 2011.
The Company is in the process of preparing the 2014 Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 (the “2014 Form 10-Qs”). The time required to compile the information for the preparation of these four reports and to allow for all necessary audit and review procedures are contributing factors in the Company’s delay in filing the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.
As previously disclosed on March 2, 2015, the Company anticipates filing with the Commission the 2014 Form 10-Qs and the 2014 Form 10-K by June 30, 2015, and anticipates filing the Form 10-Q for the quarter ended March 31, 2015 in July 2015, however, the Company cannot provide any assurances at this time that it will be able to do so.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter P. Csapo	(312)	324-7820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not filed the Form 10-K for its fiscal year ended December 31, 2014, and the Forms 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Safe Harbor Statement

This Form 12b-25 contains forward-looking statements, including the Company’s statements regarding the anticipated timing of filing of its 2014 Form 10-K and Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014, September 30, 2014 and March 31, 2015. All forward-looking statements contained in this Form 12b-25 involve risks and uncertainties. Our actual results and outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors. The words “strive,” “objective,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections, or expectations prove incorrect, actual results, performance, financial condition, or events may vary materially and adversely from those anticipated, estimated, or expected.
All forward-looking statements included in this Form 12b-25 are expressly qualified in their entirety by these cautionary statements. We wish to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the uncertainties and factors described above, as well as others that we may consider immaterial or do not anticipate at this time. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations may prove correct. Our expectations reflected in our forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown uncertainties and factors, including those described above. The risks and uncertainties described above are not exclusive and further information concerning us and our business, including factors that potentially could materially affect our financial results or condition or relationships with customers and potential customers, may emerge from time to time.
We assume no, and we specifically disclaim any, obligation to update, amend, or clarify forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our periodic reports that we file with or furnish to the SEC.

Accretive Health, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2015	By:	/s/ Peter P. Csapo
		Name:	Peter P. Csapo
		Title:	Chief Financial Officer and Treasurer